FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of February 2008
                                8th February 2008



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1  Press release of British Sky  Broadcasting  Group plc announcing Bond Issue released on 8th February 2008




                                   Bond Issue

Earlier today, British Sky Broadcasting Group plc announced a private placement with institutional investors to raise net proceeds of approximately U.S.$750 million from the issuance of guaranteed notes (the "Notes"). The Notes will be issued by British Sky Broadcasting Group plc and will be guaranteed by British Sky Broadcasting Limited, BSkyB Finance UK plc, BSkyB Investments Limited, BSkyB Publications Limited and Sky Subscribers Services Limited. The Notes to be issued consist of U.S.$750 million aggregate principal amount of Notes paying 6.10% interest and maturing on 15 February 2018. It is expected that the net proceeds of the offering will be used for general corporate purposes and for the refinancing of maturing debt. The offering is expected to close on or about 15 February 2008.

The securities referred to in this document have not been, and will not be, registered under the U.S. Securities Act of 1933 (the "Securities Act"), or under the securities legislation of any state of the United States, and may not be offered or sold in the United States, other than pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The issuer of the Notes does not presently intend to make a public offer of securities in the United States or to register any securities under the Securities Act.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Notes.

Enquiries

Alison Dolan               +44 (0)20 7705 3623
Robert Kingston            +44 (0)20 7705 3726


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 8th February 2008                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary